FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date February 9, 2007

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE: February 8, 2007

NEWS RELEASE 07-04

For Further Information Contact:  Jean Pierre Jutras at 1-403-269-6753

   Web:  www.tylerresources.com

TYLER REPORTS DRILL RESULTS INCLUDING 24.8 METERS GRADING 1.66% COPPER WITHIN 126.6 METERS GRADING 0.63% COPPER IN PORPHYRY AT BAHUERACHI.

Tyler Resources Inc. is very pleased to announce further drill results from its ongoing drill program at the Bahuerachi project, Mexico.

Assay data from 6 diamond drill holes has been received for drilling completed prior to the Christmas break. All drill holes intersected their targets and will both assist in upgrading resource categories from inferred to indicated within the main Bahuerachi Deposit area (DDH-103,5,8,9) as well as expand the Main Zone Deposit to the north at depth (DDH-106 and 107).

Significant results for these drill holes are presented in the following table and discussed below.  Drill hole collar locations are shown on the attached drill plan map, and updated drill sections 4.5NE, 7NE and 11NE are available with this news release on our website at tylerresources.com.

Significant intervals, Main Zone

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-103	191.6	575.2	283.3(1)	0.54	0.04	3.8	tr	0.006	porphyry
including	259.8	370.7	89.6(2)	0.66	0.05	5.3	tr	0.006	porphyry

BAH-108	10.5	73.0	62.5	0.37	0.05	1.7	tr	0.008	sediments/porphyry/oxides
and	137.2	382	188.25(3)	0.50	0.07	3.2	tr	0.007	porphyry/sediments

BAH-109*	0	170	126.6(4)	0.63	0.06	3.0	0.004	tr	porphyry
including	24	48.8	24.8	1.66	0.07	4.0	tr	0.003	porphyry/chalcocite blanket

(1)

Excluding 100.3 meters of unmineralized dykes.

(2)

Excluding 21.3 meters of unmineralized dykes.

(3)

Excluding 56.55 meters of unmineralized dykes.

(4)

Excluding 43.4 meters of unmineralized dykes.

*Drill hole 109 was subsequently completed to a total depth of 353 meters.

All intercepts are interpreted to represent true widths of mineralization.  Unmineralized dykes are oblique to the drilling direction and their thickness may be overrepresented by 20 to 40%.

Data from these holes will be included in a resource estimate tonnage and grade recalculation which is currently expected to occur towards March of this year.  Tyler continues to be pleased with the results of the ongoing drilling which validate the current block model and its use as an efficient targeting tool.

News Release February 8, 2007

Significant intervals, Main Zone extension to the North

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-106	205	455	161.6(1)	0.28	0.03	4.7	0.24	0.004	sediments/calc silicates/skarn
including	345.85	439	39.15(2)	0.68	0.07	12.3	0.79	trace	calc-silicate skarn

BAH-107	327.2	351.5	20.4(3)	0.30	0.01	5.0	0.32	0.013	sediments
and	457.2	485	27.8	0.43	0.03	5.4	0.15	0.005	sediments/skarn

(1)

Excluding 88.4 meters of unmineralized dykes.

(2)

Excluding 54 meters of unmineralized dykes.

(3)

Excluding 3.9 meters of unmineralized dykes

All intercepts are interpreted to represent true widths of mineralization.  Unmineralized dykes are oblique to the drilling direction and their thickness may be overrepresented by 20 to 40%.

These drill holes, on section 11 NE, confirm the continuation of the Main Zone deposit to the North and at depth, and now extend mineralization over 200 meters north of the current resource.  The Deposit remains open to the north.

Field Update

Drilling is ongoing with 3 rigs operating in the Main Zone, targeting additional tonnage accretive to the initial resource estimate (deepening of RC holes DDH-BAH-113) as well as aiming to upgrade certain areas within the porphyry in terms of resource classification from the inferred to indicated category (DDH-BAH-112).

Results currently outstanding include core holes BAH-109 (bottom), 110 and 111 as well as the deepened portions of RC 66, 67, 68 and 69 (see attached location map).

About Tyler

Tyler Resources is a Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, M.Sc Geology, Paul Turnbull, B.Sc, P.Geol and Cornell McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras, President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 7NE
DRILL HOLES 05BAH-39, 06BAH-93, 06BAH-94 and 06BAH-103 Looking North East
Refer to geological compilation sketch map and drill hole location Plan for section location NR 07-04

41.15 meters @
0.54% Cu
0.07 g/t Au
3.0 g/t Ag
0.011% Mo
05BAH-39
06BAH-103
06BAH-94
1000 m elev
39.6 meters @
0.31% Cu
0.04 g/t Au
2.1 g/t Ag
0.006% Mo
Excluding 2.7 meters unmineralized dykes
06BAH-93
32.5 meters @
0.34% Cu
2.1 g/t Ag
0.012% Mo
900 m elev
69.2 meters @
0.31% Cu
0.04 g/t Au
2.4 g/t Ag
0.005% Mo
Excluding 2.2 meters unmineralized dykes
800 m elev
68.2 meters @
0.41% Cu
0.06 g/t Au
2.5 g/t Ag
0.01% Mo
Excluding 13.7 meters unmineralized dykes
51.43 meters @
0.63% Cu
0.06 g/t Au
4.9 g/t Ag
0.003% Mo
Excluding 2.4 meters unmineralized dykes
283.3 meters @
0.54% Cu
0.04 g/t Au
3.8 g/t Ag
0.006% Mo
Excluding 100.3 meters unmineralized dykes
700
36.5 meters @
0.22% Cu
0.02 g/t Au
1.6 g/t Ag
0.008% Mo
137.01 meters @
0.48% Cu
0.06 g/t Au
3.2 g/t Ag
0.008% Mo
Excluding 16.97 meters unmineralized dykes
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Breccia with fine grained sedimentary and igneous clasts in a chlorite- quartz-sulfide-anhydrite matrix
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
0
Scale
100 m
600 m elev
Including:
89.6 meters @
0.66% Cu
0.05 g/t Au
5.3 g/t Ag
0.006% Mo
Excluding 21.3 meters unmineralized dykes

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 4.5NE,
DRILL HOLES O5BAH-44, and 06BAH-108 Looking North East
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 07-04

06BAH108
Projected 16.0m
South onto Section
1000m elev
05BAH44
Projected 21.5m
North onto Section
191 meters @
0.47% Cu
0.05 g/t Au
2.9 g/t Ag
0.003% Mo
62.5 meters @
0.37% Cu
0.05 g/t Au
1.7 g/t Ag
0.008% Mo
800m elev
188.25 meters @
0.50% Cu
0.07 g/t Au
3.2 g/t Ag
0.007% Mo
Excluding 56.55 meters
unmineralized dykes
700m elev
EOH 305.8m
600m elev
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Fine grained sedimentary rock with sheeted quart veinlets
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks
Mineralized pyroxene +/- garnet skarn in calcareous-siliceous bedded sedimentary rocks
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
0
Scale
100 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 11NE,
DRILL HOLES 06BAH-105, 06BAH106 and 06BAH-107 Looking North East
Refer to geological compilation sketch map and drill hole location Plan for section location NR 07-04

06BAH106
06BAH105
06BAH107
1000 m elev
900 m elev
800 m elev
700 m elev
600 m elev
500 m elev
DDH 105 abandoned before target depth
161.6 meters @
0.28% Cu
0.03 g/t Au
4.7 g/t Ag
0.004% Mo
0.24% Zn
Excluding 88.4 meters unmineralized dykes
20.4 meters @
0.30% Cu
0.01 g/t Au
5.0 g/t Ag
0.32% Zn
0.013% Mo
Excluding 3.9 meters unmineralized dykes
27.8 meters @
0.0.43% Cu
0.03 g/t Au
5.4 g/t Ag
0.15% Zn
39.15 meters @
0.68% Cu
0.07 g/t Au
12.3 g/t Ag
0.79% Zn
Excluding 54 meters unmineralized dykes
LEGEND
(Section looking northeast)
Drill hole collar location, number and projected trace.
Post mineral dykes (R=rhyolite, A=andesite)
QFP - quartz feldspar biotite porphyry, weak epidote/chlorite/calcite alteration, minor anhydrite and K feldspar
Mixed volcanic to sedimentary rocks, local weak epidote/chlorite/pyrite +/- silica alteration
Siliceous and calcareous bedded sedimentary rocks with 10-50% calc-silicate alteration, plus local anhydrite and epidote alteration
Garnet dominated skarn, local strong pyroxene skarn
Marble with local fracture controlled sulfide veins and pods of skarn
Fine grained siliceous to calcareous sedimentary rocks, local epidote-pyrite-chlorite +/- anhydrite
0
Scale
100 m